

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Maria Ek
Chief Financial Officer
Neonode Inc.
Storgatan 23C 114 55
Stockholm, Sweden

>   **Re: Neonode Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 4, 2020**
>   **File No. 333-248614**

Dear Ms. Ek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David T. Mittelman, Esq.